Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

March 30, 2017

Issuer:	American Tower Corporation (“AMT”)

Title of Securities:	1.375% Senior Notes due 2025

Principal Amount:	€500,000,000

Maturity Date:	April 4, 2025

Offering Format:	SEC registered (Registration No. 333-211829)

Trade Date:	March 30, 2017

Settlement Date(1):	April 6, 2017 (T+5)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	DBR 0.500% Notes due February 2025

Benchmark Security Price and Yield:	103.800%; 0.017%

Spread to Benchmark Security:	154 basis points

Yield to Maturity:	1.557%

Mid-Swap Yield:	0.557%

Spread to Mid-Swap Yield:	100 basis points

Price to Public:	98.642%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Annually on April 4 of each year, commencing on April 4, 2018

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Business Days:	New York, London, TARGET2

Make-whole Call:	Prior to January 4, 2025 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:	At any time on or after January 4, 2025 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

CUSIP / ISIN / Common Code:	03027X AN0 / XS1591781452 / 159178145

Use of Proceeds:	We intend to use the net proceeds to repay a portion of the existing indebtedness under the 2013 Credit Facility and for general corporate purposes.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €489.8 million ($527.5 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately €486.0 million ($523.4 million) of the net proceeds to repay existing outstanding Euro-denominated indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International

Senior Co-Managers:	Banco Santander, S.A. BBVA Securities Inc. Commerzbank Aktiengesellschaft Mizuho International plc Morgan Stanley & Co. International plc RBC Europe Limited Société Générale TD Securities (USA) LLC

(1) We expect that the delivery of the notes will be made against payment on April 6, 2017, which is the fifth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated March 30, 2017 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Merrill Lynch International at 1-800-294-1322, Citigroup Global Markets Limited at 1-800-831-9146, HSBC Bank plc at 1-866-811-8049 or J.P. Morgan Securities plc collect at +44-20-7134-2468.